INCORPORATED UNDER THE LAWS OF NEVADA

NUMBER

SHARES



Fully Paid Non Assessable $0.001 Par Value **PREFERRED STOCK**

SERIES A

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

Shares of   *Medbox, Inc.*   *Capital Stock*
transferable on the books of the Corporation by the holder in person or by duly authorized attorney upon surrender of this Certificate
properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.
WITNESS the facsimile seal of the Corporation and the facsimile signature of its duly authorized officers.

Dated:

COUNTERSIGNED AND REGISTERED
ACTION STOCK TRANSFER CORP.
2469 E Ft. Union Blvd., #214, Salt Lake City, UT 84121

By:_____
TRANSFER AGENT-AUTHORIZED SIGNATURE

Bruce Bedrick DC
PRESIDENT



MEDBOX, INC.

SEAL

NEVADA

Christen Collins
SECRETARY